Exhibit 99.1

Mr Alvin Tay The Editor The Business Times Singapore Press Holdings 1000 Toa Payoh North News Centre Singapore 318994	Sembcorp Industries Ltd CO REGN NO 199802418D 30 Hill Street #05-04 Singapore 179360 Tel (65) 6723 3113 Fax (65) 6822 3254 www.sembcorp.com

10 May 2010

Dear Alvin

RESPONSE TO HOCK LOCK SIEW COMMENTARY

We refer to the commentary titled “Sembcorp’s Cascal woes are of its own making” dated 10 May 2010, written by Wong Wei Kong.

We would like to register our strong objection to suggestions by the writer that Sembcorp’s voluntary tender offer to acquire shares in Cascal is not transparent nor in line with good corporate governance.

Mr Wong writes that “a deal struck like this wouldn’t really be in the spirit of good corporate governance” and “in the usual (and proper) scheme of things, a takeover offer is decided by the board of the target company...” These statements suggest that Sembcorp’s offer was not in accordance with good corporate governance and that an improper process was undertaken. On the contrary, in giving the other shareholders of Cascal the opportunity to tender their shares on the same terms of majority shareholder Biwater, we believe that our offer was both transparent and fair. The minority shareholders of Cascal are given the opportunity, and reserve the prerogative to decide on whether they would like to tender or not. In fact, in a report dated 26 April 2010, JP Morgan Cazenove highlights that “many shareholders have been concerned about the ownership structure for some time now given the low liquidity of the stock, lack of trading peer group in the US and limited analyst coverage and so the offer may come as a welcome exit strategy.” In addition, in analysing the historical volume weighted average prices (VWAP), the offer price, whilst at a discount to the closing price on April 23, 2010, actually represents a premium in terms of 3-month (5.7%), 6-month (12.5%) and 12-month (33.8%) VWAP.

Furthermore, Biwater had conducted an extensive process to find a buyer for its stake in Cascal and the Cascal Board was certainly aware of Biwater’s intention and process, and in fact, participated in the process. It is therefore misguided to suggest that Sembcorp “struck a deal behind the back of the Cascal Board with the chairman of the company.” In addition, Biwater has every right to sell its stake in Cascal on terms it deems fit notwithstanding what the views of Cascal’s special committee are on the adequacy of the price agreed with Sembcorp.

The writer says that Sembcorp was “frugal with the details” regarding the deal. Sembcorp has at all times adhered to the strictest disclosure requirements, including being explicit about the irrevocable undertaking by Biwater in relation to our offer. Upon the launch of the voluntary tender offer, a detailed tender offer document will be published, providing shareholders with more information on our offer.

Sembcorp views its commitment to a high standard of transparency and disclosure very seriously. While we welcome articles and commentaries about our business and operations, we do ask that these be accurate and fair.

Yours sincerely

/s/ Ng Lay San
Ng Lay San
Vice President
Group Corporate Relations